Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
June 14, 2007

Re:	The Interpublic Group of Companies, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed February 28, 2007 File No. 1-06686
Dear Mr. Spirgel:
Thank you for your May 31, 2007 letter to Frank Mergenthaler. We acknowledge the Division’s comments contained in the letter. Below are our responses keyed to your comments.
STAFF “Please extend your analysis to include each of the years in the period 1996 through 2001. Please revise your analysis for all periods to separately identify the errors that relate to stock options, out-of-period adjustments and any other errors.”
COMPANY RESPONSE No. 1
The Company’s analysis did include all years back to 1996. However, we did not include the analysis for 1996 through 2001 in the Company’s May 7 response, since periods prior to 2002 are not currently presented in any public filings. Please note that the quantitative percentages of the adjustments are generally smaller in the earlier years. In response to your May 31 comment, we are providing in Attachment A the analysis for all years back to 1996. Note 3 in Attachment A, provides the impact of the salaries and related expenses adjustments related to stock option accounting. All other adjustments reflected in the analysis relate to out-of-period adjustments. We have also provided below (see Company Response No. 3) a reconciliation of the stock option adjustments to the pre-tax and net of tax amounts disclosed in Note 20 of Form 10-K.
STAFF “Also tell us whether you considered extending your review to cover stock option practices prior to 1996 in view of the deficiencies identified.”
COMPANY RESPONSE No. 2
At the Company’s recommendation, the Company’s Audit Committee retained independent counsel to review the stock option practices related to the Company’s current and prior senior officers for a 10-year period beginning in 1996. The Company also performed a comprehensive accounting review that supplemented the review done by independent counsel. The Company’s decisions regarding the scope of its review, including the periods to be covered, were reviewed with the Audit Committee and outside counsel. The Audit Committee also considered the scope of its review, with the assistance of independent counsel. Following the presentations of the initial and final determinations of those reviews to the Audit Committee, the Company considered whether extending the scope of the reviews to cover periods prior to 1996 would be appropriate and concluded that any such extension was unlikely to result in a material change in the Company’s financial statements.
In reaching this conclusion, the Company considered several factors, including the results of the testing of certain of the Company's largest grants prior to 1996, as well as the availability and quality of records prior to 1996, the continued employment or availability of Company personnel or senior management from periods prior to 1996 and the historical movements in the Company’s stock price (the most significant appreciation in the Company’s stock price commenced in 1997). Weighing these factors, and in light of the determination of the reviews that there was no indication of fraud or illegal acts in connection with the accounting errors uncovered that warranted further inquiry, the Company concluded that to extend the scope of its reviews to periods prior to 1996 would entail undue costs in time, expense and diversion of management resources without any corresponding benefit in the quality of its conclusions regarding its past stock options granting practices.
STAFF “Present the information in a manner that is readily reconcilable to the pretax and net of tax amounts in notes 20 and 21 or provide a separate reconciliation.”
COMPANY RESPONSE No. 3
The following table reconciles the errors related to our stock option practices to the pre-tax amount ($40.6 million) and the net of tax amount ($26.4 million) in Note 20 of the Company’s 2006 Form 10-K:

(000’s)	Total	2003	2002	2001	2000	1999	1998	1997	1996
Pre-tax compensation expense	$40,591	$269	$2,445	$2,897	$10,347	$10,974	$8,358	$4,236	$1,065
Net tax benefit	(14,201)	(1)	(723)	(853)	(3,608)	(4,017)	(3,059)	(1,550)	(390)

After-tax impact	$26,390	$268	$1,722	$2,044	$6,739	$6,957	$5,299	$2,686	$675

As noted in the Company’s response dated May 7, the Company identified certain mistakes in Note 21 of the Company’s 2006 Form 10-K. The following reflects Note 21 as disclosed in the Company’s 2006 Form 10-K, as well as revised to reflect the corrected amounts.
(in millions)
AS DISCLOSED IN NOTE 21:

			Loss from
			continuing
			operations
			before
			provision for	Loss from
		Operating	income	continuing
	Revenue	Income	taxes	operations

As reported	$6,190.8	$106.0	$(5.0)	$(36.7)

Favorable/(unfavorable) adjustments:
Vendor discounts & credits	6.3	6.3	1.2	1.2
Contractual liabilities	—	4.4	4.4	4.4
Foreign exchange adjustments	—	—	4.8	4.8
Other adjustments	2.8	(2.9)	(7.4)	(7.4)

Total pre-tax adjustments	9.1	7.8	3.0	3.0

Tax adjustments				3.9

Total net adjustments				$6.9

REVISED:

			Loss from
			continuing
			operations
			before
			provision for	Loss from
		Operating	income	continuing
	Revenue	Income	taxes	operations

As reported	$6,190.8	$106.0	$(5.0)	$(36.7)

Favorable/(unfavorable) adjustments:
Vendor discounts & credits	4.5	4.5	(0.6)	(0.6)
Contractual liabilities	—	4.4	4.4	4.4
Foreign exchange adjustments	—	—	4.8	4.8
Other adjustments	1.6	(3.5)	(6.5)	(7.2)

Total pre-tax adjustments	6.1	5.4	2.1	1.4

Tax adjustments				3.1

Total net adjustments				$4.5

The following tables detail the out-of-period adjustments relating to those recorded in 2006 and discussed in Note 21, as well as those recorded in the fourth quarter of 2005 noted in Note 22 of the Company’s 2006 Form 10-K.

Debit (Credit)		FX						2000
(000’s)	2006	Impact	2005	2004	2003	2002	2001	& prior
	(Note 1)	(Note 2)						(Note 3)
Pre-tax
Out-of-periods 2006	$(2,100)	$(734)	$(5,646)	$906	$1,433	$137	$1,581	$223
Out-of-periods 2005	—	—	(20,730)	(6,749)	5,928	3,562	3,969	14,020

	$(2,100)	$(734)	$(26,376)	$(5,843)	$7,361	$3,699	$5,550	$14,243

After-tax
Out-of-periods 2006	$(4,500)	$(703)	$(2,418)	$(4,529)	$1,234	$388	$1,448	$80
Out-of-periods 2005	—	—	2,637	(14,610)	2,135	1,319	3,707	4,812

	$(4,500)	$(703)	$219	$(19,139)	$3,369	$1,707	$5,155	$4,892

Note 1 — reflects corrected amounts from amounts disclosed in Note 21 of Company’s 2006 Form 10-K. See revised Note 21 in previous table above.

Note 2 — FX impact represents the difference between the value of the errors corrected in 2006 and the value of the errors corrected in their originating years using the FX rate applicable for those respective years. Also reflects impact of roundings.

Note 3 — impact of Q4 2005 out-of-period adjustments were unable to be reflected in the specific years prior to 2001 and were reflected in 2000.
STAFF “Also, provide a schedule showing the items included in “Other non-current liabilities” in note 20 and “Other adjustments” in note 21.”
COMPANY RESPONSE No. 4
“Other non-current liabilities” in Note 20 of the Company’s 2006 Form 10-K reflects certain taxes payable effective January 1, 2006. Specifically, two of the Company’s top five executives became subject to the Internal Revenue Code section 162(m) limitation in 1999 and 2002, respectively, as a result of adjustments to compensation expense following the Company’s review of its stock option practices. This limitation resulted in the loss of certain tax deductions which resulted in $2.4 million of incremental tax liability plus $700,000 of interest.

The table below reconciles the items included in “Other adjustments” in Note 21 (as revised above) of the Company’s 2006 Form 10-K:
“Other Adjustments” per Note 21 (as revised):

(in millions)			(Note 1)
Favorable (Unfavorable) Pre-tax Adjustments

Revenue	Various revenue adjustments under $1M		$1.6

Costs/expenses:	Various salaries and benefit related adjustments	3.0
	Lease adjustment — primarily sublease assumptions	(3.6)
	Other miscellaneous adjustments under $1.5M	(4.5)	(5.1)

Operating income			(3.5)

Other Income:	Investments in partnerships inappropriately marked to market	(3.2)
	Other miscellaneous adjustments under $500K	0.2	(3.0)

Loss from continuing operations before provision for income taxes			(6.5)

	Minority interest adjustments		(0.7)

Loss from continuing operations			$(7.2)

Note 1 — reflects corrected amounts from amounts disclosed in Note 21 of Company’s 2006 Form 10-K. See revised Note 21 in Company Response No. 3 above.
Sincerely,
Christopher F. Carroll
Senior Vice President, Controller
and Chief Accounting Officer

(in millions)	ATTACHMENT A (1 of 3)
Rollover Method

	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004				Year ended December 31, 2003
						Correcting/
		Correcting				Originating				Originating				Originating
	As	Error			As	Error			As	Error			As	Error
	Reported	(Notes 1 and 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Notes 2 and 3)	If Adjusted	%
Revenue	$6,190.8	$(6.1)	$6,184.7	(0.1)%	$6,274.3	$21.2	$6,295.5	0.3%	$6,387.0	$5.8	$6,392.8	0.1%	$6,161.7	$(6.1)	$6,155.6	(0.1)%

Salaries and related expenses	3,944.1	(5.6)	3,949.7	(0.1)%	3,999.1	4.8	3,994.3	0.1%	3,733.0	1.2	3,731.8	0.0%	3,501.4	0.1	3,501.3	0.0%

Office and general expenses	2,079.0	6.5	2,072.5	0.3%	2,288.1	2.1	2,286.0	0.1%	2,250.4	(1.5)	2,251.9	(0.1)%	2,225.3	(0.6)	2,225.9	0.0%

Operating income (loss)	106.0	(5.4)	100.6	(5.1)%	(104.2)	23.0	(81.2)	22.1%	(94.4)	6.4	(88.0)	6.8%	(31.9)	(6.9)	(38.8)	(21.6)%

Pre-tax income (loss) from continuing operations	(5.0)	(2.1)	(7.1)	(42.0)%	(186.6)	26.4	(160.2)	14.1%	(267.0)	5.8	(261.2)	2.2%	(372.8)	(7.6)	(380.4)	(2.0)%

After-tax income (loss) from continuing operations	(36.7)	(4.5)	(41.2)	(12.3)%	(271.9)	(0.2)	(272.1)	(0.1)%	(544.9)	19.1	(525.8)	3.5%	(640.1)	(3.6)	(643.7)	(0.6)%
Iron Curtain Method

	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004				Year ended December 31, 2003
						Originating/				Originating/				Originating/
						Correcting				Correcting				Correcting
	As	Correcting			As	Error			As	Error			As	Error
	Reported	Error	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%
Revenue	$6,190.8				$6,274.3				$6,387.0				$6,161.7

Salaries and related expenses	3,944.1				3,999.1				3,733.0				3,501.4

Office and general expenses	2,079.0				2,288.1				2,250.4				2,225.3

Operating income (loss)	106.0				(104.2)	$(36.8)	$(141.0)	(35.3)%	(94.4)	$(59.8)	$(154.2)	(63.3)%	(31.9)	$(66.3)	$(98.2)	(207.8)%

Pre-tax income (loss) from continuing operations	(5.0)				(186.6)	(39.2)	(225.8)	(21.0)%	(267.0)	(65.6)	(332.6)	(24.6)%	(372.8)	(71.4)	(444.2)	(19.2)%

After-tax income (loss) from continuing operations	(36.7)				(271.9)	(22.6)	(294.5)	(8.3)%	(544.9)	(22.4)	(567.3)	(4.1)%	(640.1)	(41.5)	(681.6)	(6.5)%

Note 1 — Adjustments noted above have been corrected from amounts reflected in Note 21 in Company’s 2006 Form 10-K. See revised Note 21 in Company's Response No. 3.

Note 2 — Credit adjustments are reflected without brackets.

Note 3 — Salaries and related expenses, operating income (loss) and pre-tax income (loss) originating/correcting error includes $0.3, $2.4, $2.9, $10.3, $11.0, $8.4, $4.2 and $1.1 for 2003, 2002, 2001, 2000, 1999, 1998, 1997 and 1996, respectively, relating to stock options. After-tax income (loss) originating/correcting error includes $0.3, $1.7, $2.0, $6.7, $7.0, $5.3, $2.7 and $0.7 for 2003, 2002, 2001, 2000, 1999, 1998, 1997 and 1996, respectively, relating to stock options.

Note 4 — Includes the cumulative impact of the out-of-period adjustments relating to 2000 and prior years which were not able to be reflected in their specific year of origination.

Note 5 — As Reported amounts for years prior to 2000 were not restated in connection with the restatement announced in 2005.

ATTACHMENT A (2 of 3)
Rollover Method

	Year ended December 31, 2002				Year ended December 31, 2001				Year ended December 31, 2000				Year ended December 31, 1999
		Originating				Originating				Originating			As	Originating
	As	Error			As	Error			As	Error			Reported	Error
	Reported	(Notes 2 and 3)	If Adjusted	%	Reported	(Notes 2 and 3)	If Adjusted	%	Reported	(Notes 2, 3 and 4)	If Adjusted	%	(Note 5)	(Notes 2 and 3)	If Adjusted	%
Revenue	$6,059.1	$(2.8)	$6,056.3	0.0%	$6,598.5	$(3.7)	$6,594.8	(0.1)%	$6,872.2	$(9.6)	$6,862.6	(0.1)%	$5,960.0	$—	$5,960.0	0.0%

Salaries and related expenses	3,397.1	(0.1)	3,397.2	0.0%	3,634.9	(2.6)	3,637.5	(0.1)%	3,830.8	(13.8)	3,844.6	(0.4)%	3,447.5	(11.0)	3,458.5	(0.3)%

Office and general expenses	2,248.3	(1.5)	2,249.8	(0.1)%	2,397.9	(1.0)	2,398.9	0.0%	2,173.0	(4.2)	2,177.2	(0.2)%	1,640.9	—	1,640.9	0.0%

Operating income (loss)	275.8	(4.4)	271.4	(1.6)%	(364.5)	(6.8)	(371.3)	(1.9)%	710.1	(23.5)	686.6	(3.3)%	608.6	(11.0)	597.6	(1.8)%

Pre-tax income (loss) from continuing operations	115.8	(6.1)	109.7	(5.3)%	(689.9)	(8.4)	(698.3)	(1.2)%	681.6	(24.6)	657.0	(3.6)%	601.2	(11.0)	590.2	(1.8)%

After-tax income (loss) from continuing operations	(14.8)	(3.4)	(18.2)	(23.0)%	(625.9)	(7.2)	(633.1)	(1.2)%	323.9	(11.6)	312.3	(3.6)%	332.2	(7.0)	325.2	(2.1)%
Iron Curtain Method

	Year ended December 31, 2002				Year ended December 31, 2001				Year ended December 31, 2000				Year ended December 31, 1999
		Originating/				Originating/				Originating/				Originating/
		Correcting				Correcting				Correcting			As	Correcting
	As	Error			As	Error			As	Error			Reported	Error
	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	(Note 5)	(Note 2)	If Adjusted	%
Revenue	$6,059.1				$6,598.5				$6,872.2				$5,960.0

Salaries and related expenses	3,397.1				3,634.9				3,830.8				3,447.5

Office and general expenses	2,248.3				2,397.9				2,173.0				1,640.9

Operating income (loss)	275.8	$(59.4)	$216.4	(21.5)%	(364.5)	$(55.0)	$(419.5)	(15.1)%	710.1	$(48.1)	$662.0	(6.8)%	608.6	$(24.6)	$584.0	(4.0)%

Pre-tax income (loss) from continuing operations	115.8	(63.8)	52.0	(55.1)%	(689.9)	(57.7)	(747.6)	(8.4)%	681.6	(49.2)	632.4	(7.2)%	601.2	(24.6)	576.6	(4.1)%

After-tax income (loss) from continuing operations	(14.8)	(37.9)	(52.7)	(256.1)%	(625.9)	(34.4)	(660.3)	(5.5)%	323.9	(27.2)	296.7	(8.4)%	332.2	(15.6)	316.6	(4.7)%

ATTACHMENT A (3 of 3)
(in millions)
Rollover Method

	Year ended December 31, 1998				Year ended December 31, 1997				Year ended December 31, 1996
		Originating				Originating				Originating
	As Reported	Error			As Reported	Error			As Reported	Error
	(Note 5)	(Notes 2 and 3)	If Adjusted	%	(Note 5)	(Notes 2 and 3)	If Adjusted	%	(Note 5)	(Notes 2 and 3)	If Adjusted	%
Revenue	$5,492.9	$—	$5,492.9	0.0%	$4,850.7	$—	$4,850.7	0.0%	$3,053.9	$—	$3,053.9	0.0%

Salaries and related expenses	3,158.9	(8.4)	3,167.3	(0.3)%	2,800.5	(4.2)	2,804.7	(0.1)%	1,619.6	(1.1)	1,620.7	(0.1)%

Office and general expenses	1,592.0	—	1,592.0	0.0%	1,583.4	—	1,583.4	0.0%	938.7	—	938.7	0.0%

Operating income (loss)	654.7	(8.4)	646.3	(1.3)%	320.9	(4.2)	316.7	(1.3)%	358.9	(1.1)	357.8	(0.3)%

Pre-tax income (loss) from continuing operations	679.0	(8.4)	670.6	(1.2)%	364.1	(4.2)	359.9	(1.2)%	397.6	(1.1)	396.5	(0.3)%

After-tax income (loss) from continuing operations	360.0	(5.3)	354.7	(1.5)%	151.0	(2.7)	148.3	(1.8)%	228.9	(0.7)	228.2	(0.3)%
Iron Curtain Method

	Year ended December 31, 1998				Year ended December 31, 1997				Year ended December 31, 1996
		Originating				Originating				Originating
		/Correcting				/Correcting				/Correcting
	As Reported	Error			As Reported	Error			As Reported	Error
	(Note 5)	(Note 2)	If Adjusted	%	(Note 5)	(Note 2)	If Adjusted	%	(Note 5)	(Note 2)	If Adjusted	%
Revenue	$5,492.9				$4,850.7				$3,053.9

Salaries and related expenses	3,158.9				2,800.5				1619.6

Office and general expenses	1,592.0				1,583.4				938.7

Operating income (loss)	654.7	$(13.7)	$641.0	(2.1)%	320.9	$(5.3)	$315.6	(1.7)%	358.9	$(1.1)	$357.8	(0.3)%

Pre-tax income (loss) from continuing operations	679.0	(13.7)	665.3	(2.0)%	364.1	(5.3)	358.8	(1.5)%	397.6	(1.1)	396.5	(0.3)%

After-tax income (loss) from continuing operations	360.0	(8.7)	351.3	(2.4)%	151.0	(3.4)	147.6	(2.3)%	228.9	(0.7)	228.2	(0.3)%